Condensed Consolidated Interim Financial Statements

For the three months ended
November 30, 2017
(Unaudited)

INDEX

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Comprehensive Loss	2

Condensed Consolidated Interim Statements of Changes in Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to the Condensed Consolidated Interim Financial Statements	5 - 22

NOTICE TO READER
The accompanying unaudited interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these financial statements.

Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian Dollars)
(unaudited)

	November 30,	August 31,
	2017	2017

Assets

Current Assets
Cash and cash equivalents	$1,028,903	$1,073,574
Other receivables	115,758	117,718
Prepaid expenses and deposits	168,274	176,189
	1,312,935	1,367,481

Non-Current Assets
Exploration and evaluation assets (note 5)	15,189,349	14,861,032
Property, plant and equipment (note 6)	104,209,907	104,207,866
	119,399,256	119,068,898

	$120,712,191	$120,436,379

Liabilities

Current Liabilities
Accounts payable	$355,934	$399,220
Accrued liabilities	443,247	412,149
Deferred flow-through share premium (note 7)	56,410	49,467
	855,591	860,836

Non-Current Liabilities
Convertible redeemable preferred shares (note 8)	2,338,875	2,646,000
Derivative liabilities (note 9)	86,484	314,833
Site closure and reclamation provisions	303,600	303,600
	2,728,959	3,264,433

	3,584,550	4,125,269
Shareholders’ Equity

Share Capital (note 10b)	170,942,788	169,593,205
Reserve for Warrants (note 10c)	4,292,998	4,258,213
Reserve for Share Based Payments (note 10d)	17,001,582	16,955,411
Reserve for Brokers’ Compensation Warrants (note 10e)	308,196	294,166
Accumulated Deficit	(75,417,923)	(74,789,885)

	117,127,641	116,311,110

	$120,712,191	$120,436,379

Approved on behalf of the Board

“Donald S. Bubar”	, Director

“Brian MacEachen”	, Director

Avalon Advanced Materials Inc.	Page 1
Unaudited Interim Financial Statements
For the three months ended November 30, 2017

Condensed Consolidated Interim Statements of Comprehensive Loss
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Three Months Ended
	November 30,
	2017	2016

Revenue

Interest	$14,749	$2,499

Expenses

Corporate and administrative expenses (note 11)	718,232	775,083
General exploration	9,365	6,441
Depreciation	4,366	6,861
Share based compensation (note 10d)	38,778	128,900
Foreign exchange loss (gain)	(398)	1,196
Increase in fair value of convertible redeemable preferred shares (note 8)	126,000	-
Decrease in fair value of derivative liabilities (note 9)	(228,349)	(167,163)

	667,994	751,318

Net Loss before Income Taxes	(653,245)	(748,819)

Deferred Income Tax Recoveries	25,207	108,527

Net Loss and Total Comprehensive Loss for the period	$(628,038)	$(640,292)

Loss per Share - Basic and Diluted	$(0.003)	$(0.004)

Weighted Average Number of Common Shares Outstanding, Basic and Diluted	201,057,587	181,307,897

Avalon Advanced Materials Inc.	Page 2
Unaudited Interim Financial Statements
For the three months ended November 30, 2017

Condensed Consolidated Interim Statements of Changes in Equity
(expressed in Canadian Dollars, except number of shares)
(unaudited)

	Share Capital			Reserves
	Number			Share	Brokers’
	of			Based	Compensation	Accumulated
	Shares	Amount	Warrants	Payments	Warrants	Deficit	Total

Balance at September 1, 2016	179,524,206	$167,181,354	$4,313,701	$16,700,417	$254,112	$(71,432,564)	$117,017,020
Equity offerings	4,545,454	818,182	-	-	-	-	818,182
Exercise of warrants	1,025,000	153,750	-	-	-	-	153,750
Reserve transferred on exercise of warrants		25,000	(25,000)	-	-	-	-
Compensation warrants issued on equity offerings	-	-	-	-	12,747	-	12,747
Share based compensation	-	-	-	182,631	-	-	182,631
Share issuance costs – cash	-	(71,351)	-	-	-	-	(71,351)
Share issuance costs – compensation warrants issued	-	(12,747)	-	-	-	-	(12,747)
Net loss for the three month period	-	-	-	-	-	(640,292)	(640,292)

Balance at November 30, 2016	185,094,660	$168,094,188	$4,288,701	$16,883,048	$266,859	$(72,072,856)	$117,459,940
Equity offerings	9,000,000	1,246,000	-	-	-	-	1,246,000
Issue for other considerations	500,000	92,500	-	-	-	-	92,500
Conversion of redeemable preferred shares	890,861	110,250	-	-	-	-	110,250
Exercise of warrants	1,250,000	187,500	-	-	-	-	187,500
Reserve transferred on exercise of warrants	-	30,488	(30,488)	-	-	-	-
Compensation warrants issued on equity offerings	-	-	-	-	27,307	-	27,307
Share based compensation	-	-	-	72,363	-	-	72,363
Share issuance costs – cash	-	(140,414)	-	-	-	-	(140,414)
Share issuance costs – compensation warrants issued	-	(27,307)	-	-	-	-	(27,307)
Net loss for the nine month period	-	-	-	-	-	(2,717,029)	(2,717,029)

Balance at August 31, 2017	196,735,521	$169,593,205	$4,258,213	$16,955,411	$294,166	$(74,789,885)	$116,311,110
Equity offerings	8,015,000	971,625	38,400	-	-	-	1,010,025
Conversion of redeemable preferred shares	3,743,559	433,125	-	-	-	-	433,125
Compensation warrants issued on equity offerings	-	-	-	-	14,030	-	14,030
Share based compensation	-	-	-	46,171	-	-	46,171
Share issuance costs – cash	-	(42,072)	(2,680)	-	-	-	(44,752)
Share issuance costs – compensation warrants issued	-	(13,095)	(935)	-	-	-	(14,030)
Net loss for the three month period	-	-	-	-	-	(628,038)	(628,038)

Balance at November 30, 2017	208,494,080	$170,942,788	$4,292,998	$17,001,582	$308,196	$(75,417,923)	$117,127,641

Avalon Advanced Materials Inc.	Page 3
Unaudited Interim Financial Statements
For the three months ended November 30, 2017

Condensed Consolidated Interim Statements of Cash Flows
(expressed in Canadian Dollars)
(unaudited)

	Three Months Ended
	November 30,
	2017	2016

Operating Activities

Cash paid to employees	$(410,122)	$(403,041)
Cash paid to suppliers	(213,390)	(255,003)
Interest received	14,749	2,499

Cash Used by Operating Activities	(608,763)	(655,545)

Financing Activities

Net proceeds from equity offerings	986,043	929,763
Proceeds from exercise of warrants	-	153,750

Cash Provided by Financing Activities	986,043	1,083,513

Investing Activities

Exploration and evaluation assets	(357,759)	(566,892)
Property, plant and equipment	(64,590)	(35,314)

Cash Used by Investing Activities	(422,349)	(602,206)

Change in Cash and Cash Equivalents	(45,069)	(174,238)

Foreign Exchange Effect on Cash	398	(1,196)

Cash and Cash Equivalents – beginning of period	1,073,574	1,360,487

Cash and Cash Equivalents – end of period	$1,028,903	$1,185,053

Supplemental Cash Flow Information (note 14)

Avalon Advanced Materials Inc.	Page 4
Unaudited Interim Financial Statements
For the three months ended November 30, 2017

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

1.	Nature of Operations and Going Concern Uncertainty

Avalon Advanced Materials Inc. (“Avalon”) is a publicly listed company incorporated in Canada and continued under the Canada Business Corporations Act. Avalon’s common shares are listed on the Toronto Stock Exchange (the “TSX”) (TSX: AVL), on the OTCQX® Best Market (OTCQX: AVLNF), and the Frankfurt Stock Exchange in Germany.

The registered address, principal address and records office of Avalon is located at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada, M5H 3P5.

Avalon, together with its subsidiaries (collectively, the “Company”) is principally engaged in the acquisition, exploration, evaluation and development of specialty metal and mineral properties, located principally in Canada. To date, the Company has not earned any significant revenues.

The realization of amounts shown for its development asset – the Nechalacho Rare Earth Elements Project (the “Nechalacho REE Project”) and its exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves (where not already identified), the ability of the Company to obtain the necessary financing to develop these assets, and future profitable production or proceeds of disposition from these assets.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to a going concern, which assumes the Company will continue to meet its obligations and discharge its liabilities in the normal course of business for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. The Company is in the exploration and development stage and raises funds in the equity markets to conduct its business activities. The Company has incurred losses in the current and prior periods, with a net loss of $628,038 for the three months ended November 30, 2017 (the “Quarter”) and an accumulated deficit of $75,417,923 as at November 30, 2017. The Company’s cash and cash equivalents balance at November 30, 2017 was $1,028,903, working capital was $457,344. Excluding the deferred flow-through share premium of $56,410, the Company’s adjusted working capital as at November 30, 2017 was $513,754 (calculated by adding back the deferred flow- through share premium of $56,410 to the working capital of $457,344).

Given the continuation of weak investor sentiment and capital market conditions in the junior resource sector, there exists an uncertainty as to the Company’s ability to raise additional funds on favorable terms. This condition indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. As at November 30, 2017, the Company is required to incur additional Canadian exploration expenses (“CEE”) of $700,692 by December 31, 2018. These amounts represent the remaining balance of the required expenditures resulting from the private placements completed in August and November 2017. The Company’s expenditures on other discretionary exploration and development activities have some scope for flexibility in terms of amount and timing, which can be adjusted accordingly. Management intends to finance these expenditures over the next twelve months with funds currently on hand and through planned equity financings. In December 2017, the Company completed a private placement and issued 3,737,400 flow-through common shares for gross proceeds of $541,923 and is required to incur CEE of $541,923 by December 31, 2018 (in addition to the CEE requirement of $700,692 noted above).

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and those adjustments could be material.

These unaudited condensed consolidated interim financial statements have been reviewed and approved by the Company’s Audit Committee and the Board of Directors on January 11, 2018.

Avalon Advanced Materials Inc.	Page 5

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

2.	Basis of Presentation

	a)	Statement of Compliance and Basis of Presentation

These unaudited condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, as issued by IASB.

These unaudited condensed consolidated interim financial statements do not contain all disclosures required by IFRS and accordingly should be read in conjunction with the Company’s consolidated annual financial statements for the year ended August 31, 2017.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis using the historical cost basis, except for certain financial instruments which are measured at fair value in accordance with the policies disclosed in Note 3 of the Company’s consolidated annual financial statements for the year ended August 31, 2017.

	b)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and the entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

These unaudited condensed consolidated interim financial statements include the accounts of Avalon and its wholly-owned subsidiaries, 8110131 Canada Inc., Nolava Minerals Inc. (“Nolava”), and Avalon Rare Metals Ltd. (“ARML”). Nolava and ARML are incorporated in the United States of America (“USA”).

ARML has not carried on any significant operations since its inception. During the year ended August 31, 2012, 8110131 Canada Inc. acquired certain net smelter returns (“NSR”) royalty interests in the Company’s properties which were held by third parties. Nolava had held certain mining claims in Utah, USA and had conducted exploration work on those mining claims during fiscal year 2011 to fiscal year 2014. All intercompany transactions and balances have been eliminated on consolidation of the accounts.

3.	Significant Accounting Policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended August 31, 2017, as described in Note 3 of those financial statements.

Avalon Advanced Materials Inc.	Page 6

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

4.	Recent Accounting Pronouncements

The following pronouncements are issued but not yet effective:

a)	IFRS 9, Financial Instruments

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: recognition and measurement (“IAS 39”). IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released in July 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of this standard and amendments on its consolidated financial statements. However it is expected that the adoption of IFRS 9 will not have any significant impact on the Company’s consolidated financial statements given its current business model and the amount of its financial assets.

b)	IFRS 15, Revenue from Contracts and Customers

IFRS 15, Revenue from Contracts and Customers (“IFRS 15”) was issued by the IASB in May 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements. However it is expected that the adoption of IFRS 15 will not have any significant impact on the Company’s consolidated financial statements as the Company is not currently generating any significant revenue.

c)	IFRS 16, Leases

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been adopted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Avalon Advanced Materials Inc.	Page 7

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

5.	Exploration and Evaluation Assets

	September 1,		Impairment	November 30,
	2017	Expenditures	Loss	2017
For the Quarter
Separation Rapids Lithium Project (a)	$9,523,610	$251,517	$-	$9,775,127
East Kemptville Tin-Indium Project (b)	5,322,422	76,800	-	5,399,222
Warren Township Anorthosite Project (c)	-	-	-	-
Other (e)	15,000	-	-	15,000

	$14,861,032	$328,317	$-	$15,189,349

	September 1,		Impairment	August 31,
	2016	Expenditures	Loss	2017
For the year ended August 31, 2017
Separation Rapids Lithium Project (a)	$7,481,410	$2,042,200	$-	$9,523,610
East Kemptville Tin-Indium Project (b)	5,011,070	311,352	-	5,322,422
Warren Township Anorthosite Project (c)	-	3,080	(3,080)	-
Mount Douglas Tin-Tungsten Property (d)	46,663	88,446	(135,109)	-
Other (e)	28,101	26,828	(39,929)	15,000

	$12,567,244	$2,471,906	$(178,118)	$14,861,032

Avalon Advanced Materials Inc.	Page 8

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

5.	Exploration and Evaluation Assets (continued)

	a)	Separation Rapids Lithium Project, Ontario

The Company owns a 100% interest in certain mineral claims and a mining lease in the Kenora area of Ontario.

	b)	East Kemptville Tin-Indium Project, Nova Scotia

During the year ended August 31, 2007, the Company was granted a special exploration licence to search and prospect for all minerals except for coal, salt, potash and uranium within four claims in the East Kemptville area of Yarmouth, Nova Scotia. The special licence has been renewed multiple times since then.

In September 2014, the Company submitted an application for a new special licence reflecting the entire original mine site. During the quarter ended May 31, 2015, by Order in Council, the Government of Nova Scotia approved an application for a new special licence reflecting the entire original mine site. The current special licence has a term of three years beginning February 2, 2015 and includes a requirement to incur $5.25 million in expenditures by January 31, 2018 (of which $3,223,901 had been incurred by November 30, 2017). During the Quarter, the Company commenced the process toward converting the Special Licence into a mining lease.

The Company also has a number of regular exploration licences covering certain claims in the same proximity to the claims covered under the special exploration licence.

	c)	Warren Township Anorthosite Project, Ontario

The Company owns a 100% interest in certain claims located near Foleyet, Ontario, which were staked by the Company during the year ended August 31, 2003. During the year ended August 31, 2013, the Company entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering these claims.

No substantial work has been carried out on the Warren Township project during the last five years and no work was planned or budgeted for fiscal 2018. In addition, no new potential customer has been identified for the project’s calcium feldspar product. The current outlook as at November 30, 2017 for the Warren Township project remains unchanged. It is management’s view that the fair value of this project has been significantly impaired and has estimated the recoverable amount of this project as at November 30, 2017 to be $nil.

	d)	Mount Douglas Tin-Tungsten Property, New Brunswick

During the year ended August 31, 2016, the Company entered into an option agreement to earn a 100% interest (subject to a 2.0% NSR, which can be bought back for $1.0 million) in certain mineral claims located in Charlotte County, New Brunswick. As at August 31, 2017, the Company had decided to terminate the option agreement, accordingly the cost incurred to-date of $135,109 was written off as an impairment loss during the year ended August 31, 2017. These claims were returned to the original owner in September 2017.

	e)	Other Resource Properties

The Company has a 100% interest in several claims in the Lilypad Lakes Tantalum Property, a 2.0% NSR interest in certain claims of the East Cedartree Gold Property located near Kenora, Ontario, and a 2.4% NSR interest in the Wolf Mountain Platinum-Palladium Project.

Avalon Advanced Materials Inc.	Page 9

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

6.	Property, Plant and Equipment

	Nechalacho		Computer
	REE Project		and Office	Land and	Exploration	Leasehold
	(a)	Airstrip	Equipment	Building	Equipment	Improvements	Total
Cost
As at September 1, 2016	$103,420,326	$646,860	$301,556	$74,455	$680,884	$94,594	$105,218,675

Additions	198,342	-	36,603	-	2,975	-	237,920
Disposals	-	-	(120,069)	-	-	-	(120,069)

As at August 31, 2017	$103,618,668	$646,860	$218,090	$74,455	$683,859	$94,594	$105,336,526

Additions	17,411	-	-	-	-	-	17,411

As at November 30, 2017	$103,636,079	$646,860	$218,090	$74,455	$683,859	$94,594	$105,353,937

Accumulated Depreciation
As at September 1, 2016	$-	$218,663	$248,802	$3,760	$595,859	$90,651	$1,157,735

Depreciation expense	-	24,366	32,715	3,223	26,747	3,943	90,994
Disposals	-	-	(120,069)	-	-	-	(120,069)

As at August 31, 2017	$-	$243,029	$161,448	$6,983	$622,606	$94,594	$1,128,660

Depreciation expense	-	5,604	4,366	806	4,594	-	15,370
	-
As at November 30, 2017	$-	$248,633	$165,814	$7,789	$627,200	$94,594	$1,144,030

Net Book Value
As at August 31, 2017	$103,618,668	$403,831	$56,642	$67,472	$61,253	$-	$104,207,866
As at November 30, 2017	$103,636,079	$398,227	$52,276	$66,666	$56,659	$-	$104,209,907

Avalon Advanced Materials Inc.	Page 10

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

6.	Property, Plant and Equipment (continued)

	a)	Nechalacho REE Project, Northwest Territories

During the year ended August 31, 2005, the Company acquired a 100% interest in five mining leases covering the Nechalacho rare earth elements deposit (“Nechalacho Deposit”) located at Thor Lake in the Mackenzie Mining District of the Northwest Territories. In addition, three mineral claims were staked in 2009 to cover favorable geology to the west of the mining leases.

The property is subject to an underlying 2.5% net smelter returns (“NSR”) royalty agreement which can be bought back at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date, and which currently approximates $1.46 million.

During the year ended August 31, 2012, the Company entered into an accommodation agreement (the “Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”). The DKFN is one of three Akaitcho bands who have used, occupied and have constitutionally protected aboriginal rights with respect to the lands on which the Nechalacho Deposit in the Northwest Territories is located.

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Nechalacho Deposit and associated facilities in the Northwest Territories and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Nechalacho REE Project, and provides for the DKFN to participate in the project economics.

7.	Deferred Flow-Through Share Premium

A summary of the changes in the deferred flow-through share premium amount is set out below:

Balance – September 1, 2016	$96,617
Increase relating to flow-through common shares issued	270,318
Decrease relating to CEE incurred	(317,468)

Balance – August 31, 2017	$49,467
Increase relating to flow-through common shares issued	32,150
Decrease relating to CEE incurred	(25,207)

Balance – November 30, 2017	$56,410

8.	Convertible Redeemable Preferred Shares

In March 2017, the Company entered into a preferred share purchase agreement (the “Agreement”) with an entity managed by the Lind Partners (“Lind”) and issued 500 Series A1 Preferred Shares (the “Preferred Shares”) at a price of $5,000 per share for gross proceeds of $2,500,000. Pursuant to Canadian securities laws, the securities issuable under this private placement were subject to a hold period, which expired on July 11, 2017 (the “Hold Period”).

The Preferred Shares do not carry a dividend and have a redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 months period ending on March 10, 2019, to a cap of $6,750 per share. After the Hold Period, the Preferred Shares can be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price (“VWAP”) of the common shares on the TSX immediately prior to the date that notice of conversion is given (the “Conversion Option”).

Avalon Advanced Materials Inc.	Page 11

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

8.	Convertible Redeemable Preferred Shares (continued)

In conjunction with this private placement, Lind received a commitment fee of $125,000 and 6,900,000 common share purchase warrants (the “A1 Warrants”). Each A1 Warrant entitles the holder to purchase one common share of the Company at a price of $0.23 per common share until March 10, 2022.

After the Hold Period, Lind has the basic right to convert 25 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the Agreement, however Lind is permitted to convert up to 100 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Lind is also entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash (the “Put Option”), upon the occurrence of certain events as set out in the Agreement (most of which are beyond the Company’s control) (the “Redemption Events”). The triggering Redemption Events include certain key financial and non-financial conditions, which include change of control, insolvency and liquidity conditions etc. as defined in the Agreement. These Redemption Events also limit the Company from obtaining other debt or preferred share financings that are not junior to the Preferred Shares other than certain project- related financings, as well as other at-the-market, equity lines or credit type of common share offerings, or convertible security financings where the price of the common share is not fixed at predetermined price. In addition, if the Redemption Event is a change of control event, the redemption amount will be equal to 110% of the applicable redemption amount at that time. No Redemption Event had occurred since the issuance of the Preferred Shares.

The Company has the right to redeem all of the outstanding Preferred Shares at any time after the Hold Period at a 5% premium to the redemption value (the “Call Option”). The Company also has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 165 Series A2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX (“Series A2 Option”). Lind will also receive a certain number of Series A2 warrants (“A2 Warrants”) when it exercised the Series A2 Option. The number of A2 Warrants to be issued and the exercise price of A2 Warrants will be calculated by using similar formulas used in determining the number and the exercise price of the A1 Warrants.

The Preferred Share is a hybrid instrument that contains multiple embedded derivatives: the Conversion Option, Put Option and Call Option.

The economic characteristics and risks of the Conversion Option are different from that of the host contract (the Preferred Share) in that it allows Lind to convert the Preferred Shares (a debt instrument) into the Company’s common shares (an equity instrument) at a price per common share equal to 85% of the five day VWAP of the common share, thus the Conversion Option can be measured separately from the Preferred Share. In addition, the number of common shares to be issued upon conversion is variable and does not meet the “a fixed amount of cash for a fixed number of equity instruments” requirement to be classified as an equity instrument under IAS 32 Financial Instruments: Presentation (“IAS 32”). As such, the Company had designated the entire hybrid contract (the Preferred Share and all of the embedded derivatives) as a financial liability at FVTPL in accordance with IAS 39 and re-measured at each financial statement reporting date, with the resulting change in value being recorded as increase or decrease in fair value of convertible redeemable preferred shares in the consolidated statement of comprehensive loss.

As the Company has the Call Option to redeem all of the outstanding Preferred Shares at any time after the Hold Period at a 5% premium to the redemption value, the total fair value of the Preferred Shares at issuance is therefore $2,625,000.

Avalon Advanced Materials Inc.	Page 12

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

8.	Convertible Redeemable Preferred Shares (continued)

The exercise price of the A1 Warrant is subject to adjustment from time to time in the event of certain common share rights offering, such that the exercise of the A1 Warrants do not result in a fixed number of common shares being issued for a fixed amount of cash. As a result, The A1 Warrant had been classified as a financial liability at FVTPL and re-measured at each financial statement reporting date using the Black- Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of derivative liabilities in the consolidated statement of comprehensive loss.

The fair value of the A1 Warrants was estimated at $236,488 (or $0.0343 for each warrant) at issuance, and this amount was allocated to the warrant component of this private placement. The fair value of the A1 Warrant was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.10%; expected life of 4.0 years; and expected volatility of 35%.

A summary of the changes in the convertible redeemable preferred shares amount is set out below:

	Number	Amount

Balance – September 1, 2016	-	$-
Preferred shares issued	500	2,625,000
Increase in fair value	-	131,250
Converted to common shares	(20)	(110,250)

Balance – August 31, 2017	480	$2,646,000
Increase in fair value	-	126,000
Converted to common shares	(75)	(433,125)

Balance – November 30, 2017	405	$2,338,875

The number of common shares to be issued would be 21,838,235 if all of the outstanding Preferred Shares had been converted into common shares based on the closing price of the Company’s common shares on the TSX of $0.12 on November 30, 2017.

9.	Derivative Liabilities

The derivative liabilities consist of the warrants denominated in foreign currency and the A1 Warrants.

The derivative liability of $181,671 for warrants denominated in foreign currency as at August 31, 2017 should have been classified as a non-current liability in accordance with IAS 1, Presentation of Financial Statements as at August 31, 2017, but was presented as a current liability on the Statement of Financial Position in the Company’s consolidated annual financial statements for the year ended August 31, 2017. This amount has been reclassified as a non-current liability on the comparative Statement of Financial Position as included in these consolidated interim financial statements to conform with the current year’s presentation.

The following table reconciles the outstanding warrants (with an exercise price in a currency that is not the functional currency of the Company) and the A1 Warrants to purchase common shares of the Company at the beginning and end of the respective periods:

Avalon Advanced Materials Inc.	Page 13

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

9.	Derivative Liabilities (continued)

	Number
	of Warrants	Amount
Warrants denominated in foreign currency
Balance – September 1, 2016	6,466,513	$411,418
Decrease in fair value	-	(229,747)

Balance – August 31, 2017	6,466,513	$181,671
Decrease in fair value	-	(179,479)
Balance – November 30, 2017	6,466,513	$2,192

A1 Warrants
Balance – September 1, 2016	-	$-
Issued	6,900,000	236,488
Decrease in fair value	-	(103,326)

Balance – August 31, 2017	6,900,000	$133,162
Decrease in fair value	-	(48,870)
Balance – November 30, 2017	6,900,000	$84,292

Total derivative liabilities		$86,484

In June 2014, the Company issued 9,237,875 units of the Company at a price of $0.469 (US$0.433) per unit (“US$ Unit”) pursuant to a security purchase agreement for gross proceeds of $4,331,200 (US$4,000,000). Each US$ Unit was comprised of one common share and 0.70 of one common share purchase warrant (each whole warrant, a “US$ Warrant”). Each US$ Warrant is exercisable into one common share of the Company at an exercise price of US$0.56 per share commencing on December 13, 2014 until June 13, 2021, and is subject to certain anti-dilution provisions, which may reduce the exercise price, with a floor of US$0.5095 per share. The adjusted exercise price as calculated by the anti-dilution provisions as at November 30, 2017 is US$0.5223.

In accordance with IAS 32 and IAS 39, the fair value of the warrant component of the Unit has been classified as a financial liability at FVTPL and recorded at fair value at the time of issuance, and was re- measured at each financial statement reporting date using the Black-Scholes pricing model, with the resulting change in value being recorded as increase or decrease in fair value of derivative liabilities in the consolidated statement of comprehensive loss.

10.	Share Capital

	a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which 500 have been issued and 405 are outstanding as at November 30, 2017.

	b)	Common Shares

In November 2017, the Company completed a private placement and issued 3,215,000 flow-through common shares at a price of $0.145 per share (of which 305,000 flow-through common shares were subscribed by certain directors and officers of the Company) and 4,800,000 non-flow-through units at a price of $0.12 per unit (the “Unit”) for gross proceeds of $1,042,175 (the “November 2017 Private Placement”). Each Unit consists of one non-flow-through common share and one half non-transferable common share purchase warrant, with each whole warrant being exercisable to acquire one non-flow- through common share of the Company at a price of $0.16 until November 3, 2019.

Avalon Advanced Materials Inc.	Page 14

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

10.	Share Capital (continued)

Of the Unit price of $0.12, $0.112 was allocated to the common share component of the Unit and the balance of $0.008 was allocated to the warrant component of the Unit. These values were allocated on a pro rata basis based on the closing trading price of the Company’s common shares on the TSX on the closing date of the private placement, which was $0.135, and the estimated fair value of a whole warrant of $0.0193. The fair value of the warrant was estimated using the Black-Scholes pricing model.

In conjunction with this private placement, the Company paid finder’s fees of $34,560, incurred other issuance costs of $10,192 and issued 288,000 non-transferrable compensation warrants, with each compensation warrant being exercisable to acquire one common share of the Company at a price of $0.15 until November 3, 2019. The total fair values of these compensation warrants were estimated at $14,030 using the Black-Scholes pricing model.

The excess of the cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing totaling $32,150 was recorded as a deferred flow-through share premium liability on the consolidated statement of financial position on the date of issuance.

c)	Warrants

The following table reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective reporting periods:

			Weighted
	Number		Average
	of Warrants		Exercise
			Price

Balance – September 1, 2016	15,713,485	(1)	$0.237
Exercised	(2,275,000)		0.150
Expired	(3,448,485)		0.490

Balance – August 31, 2017	9,990,000	(1)	$0.169
Issued pursuant to equity offerings	2,400,000		0.160

Balance – November 30, 2017	12,390,000	(1)	$0.167

(1) Does not include the 6,466,513 US$ Warrants and 6,900,000 A1 Warrants as disclosed below.

The outstanding warrants have a weighted average remaining contract life of 0.6 years.

The warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled instruments issued by the Company to various stakeholders.

As disclosed in Note 9, the Company also has the following warrants outstanding as at November 30, 2017:

i)	6,466,513 US$ Warrants with an adjusted exercise price of US$0.5223 per share and are exercisable until June 13, 2021; and

ii)	6,900,000 A1 Warrants with an exercise price of $0.23 per share and are exercisable until March 10, 2022.

The Company is also required to issue 20,000 warrants to the Northwest Territory Métis Nation in two equal installments of 10,000 warrants upon the Nechalacho REE Project meeting certain milestones.

Avalon Advanced Materials Inc.	Page 15

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

10.	Share Capital (continued)

	d)	Share Based Payments

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase common shares of the Company at a price equal to or greater than the closing price of the shares on either the trading day prior to the grant or the day of the grant. The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term of up to 10 years).

The following table reconciles the stock options outstanding at the beginning and end of the respective reporting periods:

		Weighted
	Number	Average
	of Options	Exercise
		Price

Balance – September 1, 2016	10,640,000	$0.96
Granted	3,180,000	0.17
Expired	(3,075,000)	2.15
Forfeited	(410,000)	0.86

Balance – August 31, 2017	10,335,000	$0.37
Granted	100,000	0.14
Expired	(175,000)	1.44

Balance – November 30, 2017	10,260,000	$0.35

As at November 30, 2017, there were 7,257,500 options vested (August 31, 2017 – 7,223,750) with an average exercise price of $0.39 (August 31, 2017 - $0.42) .

The share based payments reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation options issued by the Company to its directors, officers, employees and consultants.

The estimated fair value of options earned during the Quarter was $46,171 (2016 - $182,631), of which $123 (2016 - $1,949) was capitalized to property, plant and equipment, $6,870 (2016 - $50,242) was capitalized as exploration and evaluation assets, $400 (2016 - $1,540) was charged to operations as general exploration expenses with the balance of $38,778 (2016 - $128,900) charged to operations as share based compensation expense.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected life of the option award, share price volatility and other assumptions. The expected life of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. Expected volatility is based on the historic volatility of the Company’s shares. These assumptions involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

Avalon Advanced Materials Inc.	Page 16

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

10.	Share Capital (continued)

The weighted average assumptions for grants during the Quarter and the year ended August 31, 2017 are as follows:

	November 30,	August 31,
	2017	2017

Exercise price	$0.14	$0.17
Closing market price on day preceding date of grant	$0.14	$0.17
Risk-free interest rate	1.54%	0.75%
Expected life (years)	4.5	3.0
Expected volatility	67%	77%
Expected dividend yield	Nil	Nil
Grant date fair value	$0.08	$0.08
Forfeiture rate	16%	16%

The following table summarizes information concerning outstanding and exercisable options as at November 30, 2017:

			Weighted Average
	Number of Options		Remaining
Option Price Range	Outstanding	Exercisable	Contractual Life

$1.00 - $1.39	340,000	340,000	0.3 years
$0.70 - $0.99	1,385,000	1,176,250	1.0 years
$0.40 - $0.69	1,290,000	1,136,250	1.4 years
$0.20 - $0.39	2,555,000	1,863,750	2.3 years
$0.11 - $0.19	4,690,000	2,741,250	2.6 years

	10,260,000	7,257,500

e)	Brokers’ Compensation Warrants

The following table summarizes information concerning outstanding brokers’ compensation warrants as at the beginning and end of the respective reporting periods:

		Weighted
	Number of	Average
	Compensation	Exercise
	Warrants	Price

Balance – September 1, 2016	2,212,612	$0.38
Issued pursuant to equity offerings	812,727	0.18
Expired	(1,732,612)	0.44

Balance – August 31, 2017	1,292,727	$0.16
Issued pursuant to equity offering (note 10b)	288,000	0.15

Balance – November 30, 2017	1,580,727	$0.16

The brokers’ compensation warrants reserve, included as a component of the consolidated statement of changes in equity, relates to equity settled compensation instruments issued by the Company to external service providers.

Avalon Advanced Materials Inc.	Page 17

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

10.	Share Capital (continued)

As at November 30, 2017, the Company has the following compensation warrants outstanding:

(i)	300,000 compensation warrants with an exercise price of $0.11 per common share, which are exercisable until the earlier of March 11, 2018 or the Accelerated Expiry Date;

(ii)	180,000 compensation warrants with an exercise price of $0.175 per common share, which are exercisable until March 29, 2018.

(iii)	272,727 compensation warrants with an exercise price of $0.25 per common share, which are exercisable until November 7, 2018;

(iv)	150,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until December 23, 2018;

(v)	204,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until June 12, 2019;

(vi)	186,000 compensation warrants with an exercise price of $0.145 per common share, which are exercisable until August 16, 2019; and

(vii)	288,000 compensation warrants with an exercise price of $0.15 per common share, which are exercisable until November 3, 2019.

11.	Corporate and Administrative Expenses

Corporate and administrative expenses for the three months ended November 30, 2017 and 2016 consist of the following:

	November 30,	November 30,
	2017	2016

Salaries and benefits(1)	$380,951	$382,314
Directors’ fees	22,949	22,700
Consulting and professional fees	103,415	126,297
Office, insurance and other expenses	64,931	102,477
Occupancy	78,999	76,446
Shareholders’ communications and filing fees	38,814	40,001
Travel and related costs	28,173	24,848

	$718,232	$775,083

(1)	These figures do not include share based compensation. Employees’ salaries, benefits including share based compensation expensed for the Quarter totaled $402,935 (2016 – $481,172).

Avalon Advanced Materials Inc.	Page 18

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

12.	Related Party Disclosures

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

	a)	Trading transactions

There had been no material trading transactions with related parties during each of the three months ended November 30, 2017 and 2016, other than the participation by certain related parties in the November 2017 Private Placement, whereby Donald Bubar, Director, President and CEO, Mark Wiseman, Vice President Sustainability, Patricia Mohr, Director subscribed for 200,000, 55,000 and 50,000 flow-through shares at $0.145 per share, respectively.

	b)	Compensation of key management personnel

The remuneration of directors and other members of the Company’s senior management team during each of the three months ended November 30, 2017 and 2016 are as follows:

	November 30,	November 30,
	2017	2016

Salaries, benefits and directors’ fees(1)	$429,567	$446,751
Share based compensation(2)	33,927	150,670

	$463,494	$597,421

(1)	Salaries and benefits of key management personnel capitalized to exploration and evaluation assets and PPE totaled $125,533 (2016 - $148,424).
(2)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

13.	Financial Instruments

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of the Company’s warrants denominated in a currency that is not the functional currency of the Company and the A1 Warrants are based on Level 2 inputs that are observable for the liability such as interest rate, dividend yield and historical volatility. The fair value of the Company’s Preferred Shares is based on Level 3 inputs, including applicable redemption amounts and redemption premium. The Company has the right to redeem the Preferred Shares at any time and therefore the fair value of the Preferred Shares is the amount the Company has to pay to redeem the Preferred Shares, which is the redemption amount as specified in the Agreement plus 5% redemption premium.

Fair Values

Except as disclosed elsewhere in these condensed consolidated interim financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

Avalon Advanced Materials Inc.	Page 19

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

13.	Financial Instruments (continued)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at November 30, 2017. The Company’s cash and cash equivalents are either on deposit with two major Canadian chartered banking groups in Canada or invested in bankers’ acceptance notes or guaranteed investment certificates issued by two major Canadian Chartered banking groups. The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable, government grants and refundable security deposits with various federal and provincial governments and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has in place a planning and budgeting process to assist in determining the funds that are required to support the Company’s normal operating requirements on an on-going basis and its plans for exploration and development expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at November 30, 2017, the Company has current assets of $1,312,935 and current liabilities of $855,591. As disclosed in Note 8, the holder of the Preferred Shares is entitled to demand repayment of the applicable redemption value per share in cash (which totaled $2,227,500 as at November 30, 2017) upon the occurrence of certain Redemption Events. Excluding the deferred flow-through share premium of $56,410, the Company’s adjusted working capital as at November 30, 2017 was $513,754, (calculated by adding back the deferred flow-through share premium of $56,410 to the working capital of $457,344). As the de-recognition of the deferred flow-through share premium will not require the future out flow of resources by the Company, it is management’s belief that the adjusted working capital figure provides useful information in assessing the Company’s liquidity risk.

Repayments due by period as of November 30, 2017:

	Within	1-3	4-5
	1 Year	Years	Years	Total

Accounts payable and accrued liabilities	$799,181	$-	$-	$799,181
Operating lease obligations	315,995	342,329	-	658,324

	$1,115,176	$342,329	$-	$1,457,505

Market risk

(i)	Interest rate risk

The Company has cash and cash equivalents balances and it has no interest-bearing debt. The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers’ acceptance notes, treasury bills and GICs. These short term money market investments are subject to interest rate fluctuations.

Avalon Advanced Materials Inc.	Page 20

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

13.	Financial Instruments (continued)

(ii)	Foreign currency risk

The Company’s functional currency is the Canadian dollar. The majority of the Company’s purchases are transacted in Canadian dollars. Other than the US$ Warrants as disclosed in Note 9, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at November 30, 2017.

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control. The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Considering the Company’s budget expenditures for the balance of fiscal 2018 and its current cash and cash equivalents of $1,028,903, with other variables held constant, sensitivity to a plus or minus 25 basis points change in interest rates would not have any significant effect on the Company’s net loss for the balance of fiscal 2018.

Other than the US$ Warrants as disclosed in Note 9, the Company had no other significant financial assets or financial liabilities denominated in foreign currencies as at November 30, 2017, and its anticipated on- going expenditures to be transacted in US dollars for the next nine month period is approximately US$150,000. If the Canadian dollar weakens (or strengthens) 5% against the US dollar with other variables held constant, it would not have any significant effect on the Company’s expenditures over a nine month period.

14.	Supplemental Cash Flow Information

Non-cash financing and investing transactions not reflected in the Condensed Consolidated Interim Statements of Cash Flows for the three months ended November 30, 2017 and 2016 are as follows:

	November	November
	30,	30,
	2017	2016

Share based compensation capitalized as property, plant and equipment (note 11d)	$123	$1,949
Share based compensation capitalized as exploration and evaluation assets (note 11d)	6,870	50,242
Depreciation expense capitalized as property, plant and equipment	9,375	11,479
Depreciation expense capitalized as exploration and evaluation assets	1,629	1,796

	$17,997	$65,466

15.	Events After the Reporting Period

Subsequent to the end of the Quarter, the Company:

a)

granted an aggregate of 240,000 stock options with a weighted average exercise price of $0.12 per share to certain employees and consultants of the Company. The weighted average contract life of these options at issuance was 3.1 years;

Avalon Advanced Materials Inc.	Page 21

Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended November 30, 2017
(unaudited)

15.	Events After the Reporting Period (continued)

	b)	issued 1,420,104 common shares pursuant to the conversion of 25 Preferred Shares;

	c)	completed a private placement and issued 3,737,400 flow-through common shares at a price of $0.145 per share for gross proceeds of $541,923.

In conjunction with this private placement, the Company paid finder’s fees of $19,140 and issued 132,000 non-transferrable compensation warrants, with each compensation warrant being exercisable to acquire one common share of the Company at a price of $0.15 until December 22, 2019;

	d)	had 40,000 stock options with a weighted average exercise price of $1.39 per share expired; and

	e)	had 3,000,000 warrants with an exercise price of $0.175 per share expired; and

f)

entered into a preferred share purchase agreement (the “Purchase Agreement”) with an entity managed by the Lind Partners (“Lind”) to issue 300 Series B1 Preferred Shares (the “B1 Preferred Shares”) at a price of $5,000 per share for gross proceeds of $1,500,000.

The B1 Preferred Shares do not carry a dividend and have a redemption value that starts at $5,000 per share and increases by $250 per share each quarter over a 24 months period, to a cap of $6,750 per share. After the four month Hold Period (defined below), the B1 Preferred Shares can be converted by Lind into common shares of the Company at a price per common share equal to 85% of the five-day volume weighted average price of the common shares on the TSX immediately prior to the date that notice of conversion is given.

In conjunction with the closing, Lind will receive a commitment fee of $75,000 and 6,250,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.15 per common share until 60 months after closing.

Pursuant to Canadian securities laws, the securities issuable under this private placement will be subject to a hold period (the “Hold Period”), which expires four months and one day after closing. After the Hold Period, Lind has the basic right to convert 25 B1 Preferred Shares into common shares of the Company on a monthly basis, subject to certain conversion limits set out in the Purchase Agreement, however Lind is permitted to convert up to 100 B1 Preferred Shares on a monthly basis in the event such amount does not exceed 20% of the Company's 20-day traded volume of common shares on the TSX immediately prior to the date of delivery of a conversion notice.

Lind will also be entitled to accelerate its conversion right to the full amount of the redemption value applicable at such time, or demand repayment of the applicable redemption value per share in cash, upon the occurrence of certain events as set out in the Purchase Agreement. The Company has the right to redeem the B1 Preferred Shares at any time after the Hold Period at a small premium to the redemption value. The Company has floor price protection such that if any conversion results in an effective conversion price of less than $0.10 per common share, then the Company has the right to deny the conversion and instead redeem the B1 Preferred Shares that were subject to that conversion for the redemption amount in cash plus a 5% premium.

At any time while any B1 Preferred Shares are outstanding, Lind has the option of subscribing for up to an additional 100 Series B2 Preferred Shares at a price of $5,000 per share and under the same terms and conditions as the initial financing, subject to certain triggering events and subject to the prior approval of the TSX.

Avalon Advanced Materials Inc.	Page 22